November 27, 2018

Shannon Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

       Re: Hawaiian Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 001-31443

Dear Ms. Okinaka:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure